SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)1

Exult, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

302284 10 4 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages. SEC 1745 (02-06-98)

CUSIP No. 302284 10 4	13G	Page 2 of 5 Pages

1.	Name of Reporting Persons I.R.S. Identification No. of above persons (entities only) James C. Madden, V

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 7,715,280 6. Shared Voting Power 7. Sole Dispositive Power 7,715,280 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,715,280

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 7.1%

12.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer Exult, Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices 121 Innovation Drive, Suite 200 Irvine, CA 92612

Item 2.	(a)	Name of Person Filing James C. Madden, V

Item 2.	(b)	Address of Principal Business Office, or, if none, Residence 121 Innovation Drive, Suite 200 Irvine, CA 92612

Item 2.	(c)	Citizenship United States of America

Item 2.	(d)	Title of Class of Securities Common Stock, $0.0001 par value

Item 2.	(e)	CUSIP Number 302284 10 4

Item 3.	Not Applicable

Item 4.	Ownership

	(a)	Amount beneficially owned: 7,715,280*

	(b)	Percent of class: 7.1%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 7,715,280*

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of: 7,715,280*

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(iv) Shared power to dispose or to direct the disposition of:

* As of December 31, 2003. The amounts reported include 6,477,131 shares outstanding and 1,238,149 shares purchasable under stock options held by the Reporting Person that are currently exercisable or will become exercisable within 60 days of December 31, 2003.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Clarification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 23, 2004

By:	/s/ James C. Madden, V

James C. Madden, V

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